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                                             File No. 70-9089


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                         AMENDMENT NO. 1

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


             GRANITE STATE ELECTRIC COMPANY (Granite)
         MASSACHUSETTS ELECTRIC COMPANY (Mass. Electric)
              NANTUCKET ELECTRIC COMPANY (Nantucket)
         THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
           NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)
      NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
                          (Mass. Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
            NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)

                               and

                NEW ENGLAND ELECTRIC SYSTEM (NEES)

            (Names of companies filing this statement)

       25 Research Drive, Westborough, Massachusetts 01582
      407 Miracle Mile, Suite 1, Lebanon, NH 03766 (Granite)
       25 Fairgrounds Road, Nantucket, MA 02554 (Nantucket)
     280 Melrose Street, Providence, RI 02901 (Narragansett)
             (Address of principal executive offices)

                   NEW ENGLAND ELECTRIC SYSTEM

          (Name of top registered holding company parent of the participating companies herein)


Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)
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     Form U-1 Application/Declaration under the Public Utility Holding
Company Act of 1935, File No. 70-9089, is hereby amended as follows:

     Item 6(a) is hereby amended by supply Exhibit F, Legal Opinion, filed herewith.
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                            SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Amendment No. 1 to be signed on its behalf, as indicated, by the undersigned officers thereunto duly authorized by each such company.

                    NEW ENGLAND ELECTRIC SYSTEM
                    MASSACHUSETTS ELECTRIC COMPANY
                    NEW ENGLAND POWER COMPANY
                    NEW ENGLAND POWER SERVICE COMPANY

                        s/Michael E. Jesanis

                    By
                       Michael E. Jesanis, Treasurer


                    NARRAGANSETT ENERGY RESOURCES COMPANY
                    NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
                    NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC. NEW ENGLAND HYDRO-TRANSMISSION CORPORATION

                        s/Howard W. McDowell

                    By
                       Howard W. McDowell, Controller


                    NANTUCKET ELECTRIC COMPANY
                    GRANITE STATE ELECTRIC COMPANY
                    THE NARRAGANSETT ELECTRIC COMPANY


                        s/Lawrence J. Reilly
                    By
                       Lawrence J. Reilly, President


                    NEW ENGLAND ENERGY INCORPORATED


                        s/Kirk L. Ramsauer
                    By____________________________________
                       Kirk L. Ramsauer, Clerk

DATE: October 7, 1997




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.